Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
Statement setting forth details of computation of ratio
of earnings to fixed charges
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the years ended December 31,
($ in thousands)	2007		2006		2005		2004		2003
Income from continuing operations	$71,028		$84,248		$116,689		$44,273		$30,213
Income tax expense	44,652		52,740		40,490		28,034		18,913

Earnings before income tax expense	115,680		136,988		157,179	(1)	72,307		49,126

Fixed charges:
Interest on debt, deposits and other borrowings	90,063		66,143		48,428		36,419		48,308
Interest on subordinated debt payable to preferred securities trust (3)	9,268		9,167		9,158		9,158		0
One-third of all rentals	1,885		1,809		1,712		1,827		2,136
Preferred stock dividend of subsidiary trust (2)	0		0		0		0		8,990

Total fixed charges	101,216		77,119		59,298		47,404		59,434

Earnings before income tax expense and fixed charges	$216,896		$214,107		$216,477		$119,711		$108,560

Ratio of earnings to fixed charges (3)	2.14	x	2.78	x	3.65	x	2.53	x	1.83	x

(1)	Earnings before income taxes in 2005 included a $67.7 million gain on the transfer of consumer credit card business related to our May 28, 2004 agreement with Bank of America.

(2)	Our adoption of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51, as revised, resulted in the deconsolidation of the subsidiary trust that issued our trust preferred securities effective December 31, 2003. As a result of the deconsolidation of that trust, the consolidated income statements include interest expense on subordinated debt payable to preferred securities trust beginning January 1, 2004, as compared to periods through December 31, 2003 that included payments on the trust preferred securities classified as minority interest in income of consolidated subsidiary.

(3)	For purposes of computing these ratios, “earnings” represent income from continuing operations before income taxes plus fixed charges. “Fixed charges” consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust. Fixed charges do not include interest expense related to unrecognized tax benefits, which we classify as income tax expense.